Exhibit 12.1

CARDINAL HEALTH, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended June 30,
(in millions, except for ratios)	2005(1)	2006(1)	2007(1)	2008(1)	2009

Earnings before income taxes and discontinued operations	$1,637.9	$1,709.9	$1,226.2	$1,922.1	$1,667.0
Less Minority Interest	5.3	3.1	0.7	0.4	1.1

Total Earnings before income taxes, discontinued operations and minority interest	1,643.2	1,713.0	1,226.9	1,922.5	1,668.1
Plus fixed charges:
Interest expense	137.4	166.1	188.2	227.0	193.9
Capitalized interest	5.8	4.9	12.4	15.2	5.6
Amortization of debt offering costs	3.4	3.4	7.4	3.5	3.8
Interest portion of rent expense	21.5	18.2	19.4	18.4	15.5

Fixed charges	168.1	192.6	227.4	264.1	218.8

Plus amortization of capitalized interest	2.1	2.0	1.2	1.4	2.2
Less capitalized interest	(5.8)	(4.9)	(12.4)	(15.2)	(5.6)

Earnings	$1,807.6	$1,902.7	$1,443.1	$2,172.8	$1,883.5

Ratio of earnings to fixed charges(2)	10.8	9.9	6.3	8.2	8.6

(1)	Amounts do not agree to those previously disclosed as they have been updated to reflect the classification of the Martindale business as discontinued operations.
(2)

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes, discontinued operations and minority interest plus fixed charges and capitalized interest. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense which is deemed to be representative of the interest factor. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.